Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 17, 2009
Relating to Preliminary Prospectus dated November 17, 2009
Registration No. 333-161717
ARCHIPELAGO LEARNING, INC.
Offering of
6,250,000 shares of Common Stock,
par value $0.001 per share
FREE WRITING PROSPECTUS
This free writing prospectus of Archipelago Learning, Inc. relates only to the offering of its common stock described in, and should be read together with, the revised preliminary prospectus, dated November 17, 2009 (the “Revised Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-161717) of Archipelago Learning, Inc. (the “Issuer”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2009 (as so amended, the “Registration Statement”), before deciding to invest in the common stock offered thereby. This free writing prospectus is only a summary of the changes included in the Revised Preliminary Prospectus and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 13 of the Revised Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Revised Preliminary Prospectus.
This free writing prospectus reflects the following amendments that were made in the Revised Preliminary Prospectus:
1.	The Issuer disclosed that it will opt out of Section 203 of the Delaware General Corporation Law, and the Issuer added a risk factor regarding a provision in the Issuer’s certificate of incorporation governing the allocation of certain corporate opportunities between the Issuer and Providence Equity Partners. See “Risk Factors—Risks Related to our Common Stock and this Offering” on pages 27 and 30.

2.	As a result of the Corporate Reorganization, the Issuer may incur compensation expense related to the exchange of its Class B and Class C shares for common stock and restricted common stock. Assuming its shares are offered at $16.00 (the midpoint of the price range set forth on the cover of the Revised Preliminary Prospectus), there is no significant expense to be recognized. A $1.00 decrease in the offering price would cause the Issuer to recognize approximately $2.1 million in expense related to this exchange, of which $1.0 million would be recorded upon the Corporate Reorganization and the remaining portion would be recorded over the required service or performance periods for the restricted common stock. See “Corporate Reorganization” on page 34, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on page 47, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Considerations—Equity Compensation Expense” on pages 52 to 53, and “Certain Relationships and Related Person Transactions—Participation Shares” on page 108.

3.	The Issuer hired Waterview Advisors (formerly Phalon George Capital Advisors), an independent valuation firm, to conduct valuation analyses, which were relied upon by management to assess the equity value of Archipelago Learning Holdings, LLC and the fair value of the Issuer’s Class B and Class C shares at the grant date. The independent valuation analyses were completed in December 2007 and October 2008 and were relied upon by management for the determination of the grant-date fair values of the May 2007 and May 2008 grants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation Expense” on pages 55-56.

4.	Jeanne Bodnar is not offering shares of common stock in this offering, and the number of shares offered by each of Providence Equity Partners, Cameron Chalmers, David Muzzo and MHT-SI, L.P. has been increased accordingly. In addition, the Issuer recalculated the ownership of directors and executive officers as a group to reflect 12 persons rather than 10 persons. After giving effect to this offering, the Issuer’s directors and named executive officers as a group (12 persons) will own 4,662,045 shares of common stock or 18.6% (or 4,495,883 shares or 17.9%, assuming full exercise of the underwriters’ overallotment option). See the “Principal and Selling Stockholders” table and corresponding footnotes on pages 112 to 113.

5.	The “Description of Capital Stock” section was revised to describe the Issuer’s certificate of incorporation and bylaws, filed as Exhibits 3.1 and 3.2 to the Registration Statement. See pages 114-117.

6.	The description of the lock-up agreements with the underwriters was revised to note that Cameron Chalmers, David Muzzo and MHT-SI, L.P. will enter into lock-up agreements that restrict the sale of shares of the Issuer’s common stock for up to 300 days after the date of the prospectus. See “Shares Eligible for Future Sale—Lock-Up Arrangements” on page 120 and “Underwriting—No Sales of Similar Securities” on page 126.
To review the Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Issuer’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1470699/000095012309063281/d68999a4sv1za.htm. The Issuer’s Central Index Key, or CIK, on the SEC web site is 0001470699.
THE ISSUER HAS FILED A REGISTRATION STATEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU A PROSPECTUS IF YOU REQUEST IT BY CALLING BofA MERRILL LYNCH AT (866) 500-5408.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.